Exhibit 99

August 5, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We wish to inform you that the 32nd Annual General Meeting (“AGM”) of the Bank was held today i.e. on August 5, 2026 at 2:00 p.m. (IST) through video-conference.

In the above connection, please find enclosed herewith the following disclosures:

1.	Summary of Proceedings of the 32nd AGM;
2.	Combined e-voting results in the prescribed format; and
3.	Report on combined e-voting results dated August 5, 2026 issued by the Scrutinizer i.e. Mr. B. Narasimhan, Proprietor of M/s. BN & Associates, Company Secretaries.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

Encl: a/a

Summary of the proceedings of the 32nd Annual General Meeting (“AGM”) of the Bank

The 32nd AGM of the Bank was held on Wednesday, August 5, 2026 at 02:00 p.m. (IST) through video conference (VC) in compliance with the circulars issued by Ministry of Corporate Affairs and applicable provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the Companies Act, 2013 including the Rules made thereunder.

Mr. Rajiv Kumar - Part-time Chairman and Additional Director (Independent Director) of the Bank, chaired the meeting.

All the Directors were present at the AGM including Mr. Keki Mistry- Chairman of the Stakeholders’ Relationship Committee, Mr. M. D. Ranganath- Chairman of the Audit Committee and Dr. (Mr.) Harsh Kumar Bhanwala - Chairman of the Governance, Nomination and Remuneration Committee. The Chief Financial Officer and Company Secretary of the Bank, representatives of the Joint Statutory Auditors and Secretarial Auditors for the financial year 2025-26, as well as the legal counsel of the Bank, were also present at the meeting.

At the outset, Mr. Ajay Agarwal, Company Secretary and Group Head- Secretarial & Group Oversight of the Bank welcomed the shareholders to the AGM.

Mr. Agarwal informed that the requisite registers as required under the Companies Act, 2013 and relevant documents were available for inspection by the Members till the conclusion of the AGM.

Mr. Ajay Agarwal extended a warm welcome to Mr. Rajiv Kumar - Part-time Chairman of the Bank to the Board, acknowledging his distinguished leadership and significant experience in the financial sector.

The Chairman confirmed that the requisite quorum was present and called the AGM to order. He also informed the shareholders that the Joint Statutory Auditors and Secretarial Auditors had issued unqualified Audit Reports and accordingly, pursuant to the applicable provisions of the Companies Act, 2013 and the Secretarial Standards, the Audit Reports has been taken as read.

Thereafter, the Chairman addressed the shareholders of the Bank with a brief speech providing a comprehensive overview covering the global and domestic macro-economic environment, the performance and progress of the HDFC Bank Group, and the Bank’s performance during the financial year 2025-26. He outlined the steady momentum achieved post-merger, including improved business synergies, strong presence in the MSME sector, expanded distribution network, and continued investments in technology modernization and GenAI across the Bank. He also touched upon governance developments, reaffirming that the Bank has no systemic governance concerns. He further emphasized upon the Bank’s strong role in financial inclusion and support of government programmes, as well as key CSR and ESG initiatives undertaken during the year. Looking ahead, he articulated the priorities for the current financial year, reiterating the Bank’s focus on customer-centricity, disciplined growth, all while remaining anchored in integrity, transparency, accountability, and prudent stewardship.

The following businesses as set out in the Notice of 32nd AGM were proposed for consideration:

Item No.	Particulars of the Resolution	Type of Resolution
Ordinary Businesses:
1.	To consider and adopt the audited financial statements of the Bank for the financial year ended March 31, 2026, along with the Reports of the Board of Directors and Auditors thereon.	Ordinary
2.	To consider and adopt the audited consolidated financial statements of the Bank for the financial year ended March 31, 2026, along with the Report of Auditors thereon.	Ordinary
3.	To declare dividend on Equity Shares for the financial year ended March 31, 2026.	Ordinary
4.	To re-appoint Mr. V. Srinivasa Rangan (DIN: 00030248), who retires by rotation, as a director.	Ordinary
5.	To fix the overall remuneration of the Joint Statutory Auditors.	Ordinary
Special Businesses:
6.	To issue Perpetual Debt Instruments (part of Additional Tier I Capital), Tier II Capital Bonds and Long-Term Bonds (for financing infrastructure subsectors), through private placement.	Special
7.	To approve modification to the Material Related Party Transaction with HDFC Life Insurance Company Limited.	Ordinary
8.	To approve appointment of Mr. Rajiv Kumar (DIN: 08049696) as an Independent Director of the Bank.	Special
9.	Compensation payable to Mr. Rajiv Kumar (DIN: 08049696) as a Part-time Chairman (Independent Director) of the Bank.	Ordinary

The Chairman thereafter invited the shareholders to put forth their views and seek clarifications, if any, relating to the annual financial statements, the Integrated Annual Report for FY 2025-26 and matters related thereto.

Some of the speaker shareholders expressed their views / sought clarifications on aspects such as performance of the Bank, inclusion of artificial intelligence in the business activities of the Bank, cyber security, technological advancements, plan for credit growth, synergies achieved due to the merger of Housing Development Finance Corporation Limited with and into the Bank, recent developments in the Bank, ESG related matters, MSME lending, FCNR (B) deposit programme, details of domestic and overseas branches, dividend related matters, etc. After all the queries were raised, the Part-time Chairman as well as the Managing Director & Chief Executive Officer gave detailed responses to the said queries.

The Chairman stated that in addition to the remote e-voting facility provided to the Members, the e-voting facility was also available for thirty (30) minutes during the AGM, to those shareholders who had not voted by means of remote e-voting. He further stated that Mr. B. Narasimhan, Proprietor of M/s. BN & Associates, Company Secretaries, had been appointed as Scrutinizer for scrutinizing the e-voting process in a fair and transparent manner.

The Chairman then stated that the results of the remote e-voting and e-voting during the 32nd AGM together with the Scrutinizer’s report, will be disclosed to the stock exchanges and displayed on the website of the Bank within two (2) working days from the conclusion of the AGM.

The Chairman thanked the shareholders for joining the 32nd AGM of the Bank and for their continued support towards the Bank and concluded the meeting at 6:31 p.m. (IST).

Based on the Scrutinizer’s Report dated August 5, 2026, all the aforementioned businesses were passed by shareholders with requisite majority.

CIN: L65920MH1994PLC080618 Email: shareholder.grievances@hdfc.bank.in Website: www.hdfc.bank.in	HDFC Bank Limited, HDFC House, H.T. Parekh Marg, 165-66, Backbay Reclamation Churchgate, Mumbai- 400020 Tel.: 022-66316000

HDFC BANK LIMITED - VOTING RESULTS OF THE THIRTY SECOND ANNUAL GENERAL MEETING

Date of declaration of result of Annual General Meeting	August 05, 2026
Total number of shareholders on cut off date (July 29, 2026)	4,619,542
No. of Shareholders present in the meeting either in person or through proxy
Promoters and Promoter Group:	Not Applicable
Public:
No. of Shareholders attended the meeting through Video Conferencing
Promoters and Promoter Group:	-
Public:	428

Resolution required: (Ordinary/Special)			Ordinary (01) : To consider and adopt the audited financial statements of the Bank for the financial year ended March 31, 2026, along with the Reports of the Board of Directors and Auditors thereon
Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		10306390229	92.315	10306390229	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	11164409997	10306390229	92.315	10306390229	0	100.000	0.000
Public - Non Institutions	E-Voting		66013492	1.557	65557868	455624	99.310	0.690
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	4240732787	66013492	1.557	65557868	455624	99.310	0.690
Total		15405142784	10372403721	67.331	10371948097	455624	99.996	0.004

Resolution required: (Ordinary/Special)			Ordinary (02) : To consider and adopt the audited consolidated financial statements of the Bank for the financial year ended March 31, 2026, along with the Report of Auditors thereon
Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		10306390229	92.315	10306390229	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	11164409997	10306390229	92.315	10306390229	0	100.000	0.000
Public - Non Institutions	E-Voting		66015246	1.557	65558308	456938	99.308	0.692
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	4240732787	66015246	1.557	65558308	456938	99.308	0.692
Total		15405142784	10372405475	67.331	10371948537	456938	99.996	0.004

Resolution required: (Ordinary/Special)			Ordinary (03) : To declare dividend on Equity Shares for the financial year ended March 31, 2026
Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		10441515606	93.525	10441515606	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	11164409997	10441515606	93.525	10441515606	0	100.000	0.000
Public - Non Institutions	E-Voting		66064310	1.558	65638431	425879	99.355	0.645
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	4240732787	66064310	1.558	65638431	425879	99.355	0.645
Total		15405142784	10507579916	68.208	10507154037	425879	99.996	0.004

Resolution required: (Ordinary/Special)			Ordinary (04) : To re-appoint Mr. V. Srinivasa Rangan (DIN: 00030248), who retires by rotation, as a Director
Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		10397546189	93.131	10145210834	252335355	97.573	2.427
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	11164409997	10397546189	93.131	10145210834	252335355	97.573	2.427
Public - Non Institutions	E-Voting		63690106	1.502	62668798	1021308	98.396	1.604
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	4240732787	63690106	1.502	62668798	1021308	98.396	1.604
Total		15405142784	10461236295	67.907	10207879632	253356663	97.578	2.422

Resolution required: (Ordinary/Special)			Ordinary (05) : To fix the overall remuneration of the Joint Statutory Auditors
Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		10440280625	93.514	10440280625	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	11164409997	10440280625	93.514	10440280625	0	100.000	0.000
Public - Non Institutions	E-Voting		65947301	1.555	65338490	608811	99.077	0.923
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	4240732787	65947301	1.555	65338490	608811	99.077	0.923
Total		15405142784	10506227926	68.199	10505619115	608811	99.994	0.006

Resolution required: (Ordinary/Special)			Special (06) : To issue Perpetual Debt Instruments (part of Additional Tier I Capital), Tier II Capital Bonds and Long-Term Bonds (for financing infrastructure subsectors), through private placement
Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		10440280625	93.514	10434377777	5902848	99.943	0.057
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	11164409997	10440280625	93.514	10434377777	5902848	99.943	0.057
Public - Non Institutions	E-Voting		65997271	1.556	65415080	582191	99.118	0.882
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	4240732787	65997271	1.556	65415080	582191	99.118	0.882
Total		15405142784	10506277896	68.200	10499792857	6485039	99.938	0.062

Resolution required: (Ordinary/Special)			Ordinary (07) : To approve modification to the Material Related Party Transaction with HDFC Life Insurance Company Limited
Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		10440280625	93.514	10440002757	277868	99.997	0.003
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	11164409997	10440280625	93.514	10440002757	277868	99.997	0.003
Public - Non Institutions	E-Voting		48592656	1.146	47729989	862667	98.225	1.775
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	4240732787	48592656	1.146	47729989	862667	98.225	1.775
Total		15405142784	10488873281	68.087	10487732746	1140535	99.989	0.011

Resolution required: (Ordinary/Special)			Special (08) : To approve appointment of Mr. Rajiv Kumar (DIN: 08049696) as an Independent Director of the Bank
Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		10439314497	93.505	10408677175	30637322	99.707	0.293
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	11164409997	10439314497	93.505	10408677175	30637322	99.707	0.293
Public - Non Institutions	E-Voting		65987674	1.556	65119724	867950	98.685	1.315
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	4240732787	65987674	1.556	65119724	867950	98.685	1.315
Total		15405142784	10505302171	68.193	10473796899	31505272	99.700	0.300

Resolution required: (Ordinary/Special)			Ordinary (09) : Compensation payable to Mr. Rajiv Kumar (DIN:08049696) as a Part-time Chairman (Independent Director) of the Bank
Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		10439314497	93.505	10433385919	5928578	99.943	0.057
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	11164409997	10439314497	93.505	10433385919	5928578	99.943	0.057
Public - Non Institutions	E-Voting		66007590	1.557	65102760	904830	98.629	1.371
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	4240732787	66007590	1.557	65102760	904830	98.629	1.371
Total		15405142784	10505322087	68.194	10498488679	6833408	99.935	0.065

Yours faithfully,

For HDFC Bank Limited

Ajay Agarwal

Company Secretary

Group Head - Secretarial & Group Oversight

Consolidated Scrutinizer’s Report on remote e-voting & voting conducted at the 32nd Annual General Meeting of HDFC Bank Limited held on Wednesday, August 5, 2026

To,

The Chairman

HDFC Bank Limited

HDFC Bank House,

Senapati Bapat Marg,

Lower Parel,

Mumbai - 400013.

Sub: Consolidated Scrutinizer’s Report on remote e-voting and e-voting conducted pursuant to Section 108 of the Companies Act, 2013 (“Act”) read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended, and in accordance with the various General Circulars issued by the Ministry of Corporate Affairs (‘MCA’) and the Securities and Exchange Board of India (‘SEBI’) in this regard

I, B Narasimhan, Proprietor of BN & Associates, Company Secretaries, had been appointed as a Scrutinizer by the Board of Directors of HDFC Bank Limited (hereinafter referred to as the “Bank”) at its meeting held on June 18, 2026 to scrutinize the remote e-voting process and e-voting process conducted at the 32nd (Thirty–second) Annual General Meeting (‘AGM’) of the Bank held on Wednesday, August 5, 2026 at 02:00 P.M. (IST) by means of Video-Conferencing (VC), in a fair and transparent manner, pursuant to Section 108 of the Act read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and in accordance with the Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations 2015 (“SEBI Listing Regulations”), as amended, by MCA and SEBI respectively (hereinafter referered to as “Applicable Circulars”), providing relaxation for the manner in which the AGM shall be held and conducted including the manner of sending the Notices and Annual Reports to the shareholders and the manner of voting at the meeting.

I say, I am familiar and well versed with the concept of electronic voting system as prescribed under the said Rules and the relaxations as provided in the Applicable Circulars.

Report on Scrutiny:

•

The Bank had appointed the National Securities Depository Ltd. (‘NSDL’) as the Service provider, for the purpose of extending the facility of Remote E-Voting to the Members of the Bank and for voting electronically at the meeting.

•	Datamatics Business Solutions Ltd. (formerly Datamatics Financial Services Ltd.) is the Registrar and Share Transfer Agents (‘RTA’) of the Bank.

•

NSDL had provided a system for recording the votes of the Members electronically through remote e-voting as well as at the AGM on all the businesses (both Ordinary and Special businesses) sought to be transacted at the 32nd AGM of the Bank, which was held on Wednesday, August 5, 2026. Further, the electronic voting facility was set up on their website, https://www.evoting.nsdl.com, under EVENT no ‘139853’. The AGM Notice was hosted on the Bank’s website and that of NSDL, and the Stock Exchanges viz., BSE Limited and National Stock Exchange of India Limited to facilitate the Members of the Bank to cast their vote electronically through e-voting.

•

The Management of the Bank is responsible for ensuring compliance with the requirements of the Act, the Rules made thereunder and the SEBI Listing Regulations. My responsibility as the Scrutinizer of the voting process (through E-voting), was restricted to scrutinize the e-voting process, in a fair and transparent manner and to prepare a Scrutinizer’s Report of the votes cast in favour and against the resolutions stated in the Notice, based on the reports generated from the e-voting system provided by NSDL.

•

The cut-off date to determine the shareholders entitled to receive the Notice of the AGM was July 3, 2026 and as on that date, there were 45,29,023 Members of the Bank. As mentioned in the Applicable Circulars, NSDL had sent the Notice of the AGM along with Integrated Annual Report and E-voting details by e-mail to 43,81,017 Members consitituting 96.73 % of the total Members, whose email-id was registered with the Depository Participant/ RTA.

•

The Notice sent through e-mail contained the detailed procedure to be followed by the Members who were desirous of casting their votes electronically as provided in the Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended and as provided in the Applicable Circulars.

•	The Bank had completed the dispatch of the notices by e-mail to the Members on Friday, July 10, 2026.

•

The Bank, in terms of Regulation 36 (1) of the SEBI Listing Regulations, had also sent a letter to the Members, whose e-mail address was not registered with their respective Depository Participant or RTA, stating the web-link and the navigation path to access the Notice and the Integrated Annual Report.

•

The Cut-off date for the purposes of identifying the Members who were entitled to vote on the resolutions placed for approval of the Members was Wednesday, July 29, 2026. As on that date there were 46,19,542 shareholders who were eligible to participate in the voting.

•	The voting period for remote e-voting commenced on Saturday, August 1, 2026 (10:00 A.M IST) and ended on Tuesday, August 4, 2026 (5:00 P.M. IST)

•

As prescribed in clause IV of the Circular dated May 5, 2020 issued by MCA, which is forming part of the Applicable Circulars, the Bank had released an advertisement prior to sending Notices to the Shareholders which was published in English Newspaper i.e., ‘Business Standard’ having country-wide circulation dated June 26, 2026 and in Marathi Newspaper i.e. ‘Navshakti’ dated June 26, 2026. The Notice published in these newspapers contained the required information as provided under clause IV (a) to (f) of the said circular.

•

As prescribed in clause (v) of sub-rule 4 of the Rule 20 of the Companies (Management and Administration) Rules, 2014, the Bank also released an advertisement, which was published more than 21 days before the date of the AGM in English Newspaper i.e. ‘Financial Express’ having country-wide circulation dated July 12, 2026 and in Marathi Newspaper i.e. ‘Navshakti’ dated July 12, 2026. The notice published in these newspapers contained the required information as specified in sub-rule 4(v) (a) to (h) of the said Rule 20.

•

At the end of the voting period on August 4, 2026 at 5:00 P.M.IST, the voting portal of NSDL was disabled and the details of the shareholders who have participated through remote evoting was downloaded from the website of NSDL.

•

At the 32nd AGM of the Bank held through VC, the facility to vote electronically was provided to those members who attended the meeting through VC but could not participate in the remote e-voting to record their votes after considering all the items of business.

•

On Wednesday, August 5, 2026, after tabulating the votes cast electronically through the system provided by NSDL, the votes cast through Remote E-Voting facility was duly unblocked by me as a Scrutinizer in the presence of and who acted as the witnesses, as prescribed in Sub Rule 4(xii) of the said Rule 20. After unblocking the votes cast, the total votes cast both through remote e-voting and by voting through electronic means at the AGM, were consolidated and the final Scrutinizer’s Report was prepared.

•	Thereafter, I as a Scrutinizer duly compiled details of the Remote E-Voting carried out by the Members and the electronic voting done at the AGM, the details of which are as follows:

The results of the Remote E-voting together with that of the voting conducted at the 32nd AGM by way of Electronic means are as under:

Details	Remote E-voting	Voting through electronic means at AGM	Total voting
Number of members who cast their votes	8,132	72	8,204
Total number of Shares held by them	1051,78,84,149	4,45,528	10,51,83,29,677
Valid votes	As per details provided under each one of the Resolution(s) mentioned hereunder
Invalid Votes	As per details provided under each one of the Resolution(s) mentioned hereunder

Note:

Percentage of votes cast in favour or against the resolutions is calculated based on the Valid Votes cast through Remote E-Voting and through electronic voting at the AGM.

ORDINARY BUSINESS

I) Item No. 1 of the Notice (As an Ordinary Resolution):

To consider and adopt the audited financial statements of the Bank for the financial year ended March 31, 2026 along with the Reports of the Board of Directors and Auditors thereon.

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Abstained/ less voted / invalid
	Number of shares	Percent	Number of shares	Percent	Number of shares
Total votes through Remote e-Voting and E-Voting at the AGM	10,37,19,48,097	99.996	4,55,624	0.004	14,59,25,956

Item No. 1 of Notice stands passed with the requisite majority.

II) Item No. 2 of the Notice (As an Ordinary Resolution):

To consider and adopt the audited consolidated financial statements of the Bank for the year ended March 31, 2026 and the Reports of the Auditors thereon.

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Abstained/ less voted / invalid
	Number of shares	Percent	Number of shares	Percent	Number of shares
Total votes through Remote e-Voting and E-Voting at the AGM	10,37,19,48,537	99.996	4,56,938	0.004	14,59,24,202

Item No. 2 of Notice stands passed with the requisite majority.

III) Item No. 3 of the Notice (As an Ordinary Resolution):

To declare dividend on Equity Shares for the financial year ended March 31, 2026.

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Abstained/ less voted / invalid
	Number of shares	Percent	Number of shares	Percent	Number of shares
Total votes through Remote e-Voting and E-Voting at the AGM	10,50,71,54,037	99.996	4,25,879	0.004	1,07,49,761

Item No.3 of Notice stands passed with the requisite majority.

IV) Item No. 4 of the Notice (As an Ordinary Resolution):

To re-appoint Mr. V. Srinivasa Rangan (DIN: 00030248), who retires by rotationas a Director.

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Abstained/ less voted / invalid
	Number of shares	Percent	Number of shares	Percent	Number of shares
Total votes through Remote e-Voting and E-Voting at the AGM	10,20,78,79,632	97.578	25,33,56,663	2.422	5,70,93,382

Item No. 4 of Notice stands passed with the requisite majority.

V) Item No. 5 of the Notice (As an Ordinary Resolution):

To fix the overall remuneration of the Joint Statutory Auditors .

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Abstained/ less voted / invalid
	Number of shares	Percent	Number of shares	Percent	Number of shares
Total votes through Remote e-Voting and E-Voting at the AGM	10,50,56,19,115	99.994	6,08,811	0.006	1,21,01,751

Item No. 5 of Notice stands passed with the requisite majority.

SPECIAL BUSINESS

VI) Item No. 6 of the Notice (As a Special Resolution):

To issue Perpetual Debt Instruments (part of Additional Tier I Capital), Tier II Capital Bonds and Long –Term Bonds (for financing infrastructure sub-sectors), through private placement.

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Abstained/ less voted / invalid
	Number of shares	Percent	Number of shares	Percent	Number of shares
Total votes through Remote e-Voting and E-Voting at the AGM	10,49,97,92,857	99.938	64,85,039	0.062	1,20,51,781

Item No. 6 of Notice stands passed with the requisite majority.

VII) Item No. 7 of the Notice (As an Ordinary Resolution):

To approve modification to the Material Related Party Transaction with HDFC Life Insurance Company Limited

(Note: ln terms of Regulation 23(4) of the SEBI Listing Regulations, no related party shall vote to approve the resolutions pertaining to material related party transactions. Accordingly as per the list of related parties provided by the Bank, none of the related parties of the Bank have voted on resolution no. 7 as mentioned in the Notice of the AGM.)

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Abstained/ less voted / invalid
	Number of shares	Percent	Number of shares	Percent	Number of shares
Total votes through Remote e-Voting and E-Voting at the AGM	10,48,77,32,746	99.989	11,40,535	0.011	2,94,56,396

Item No. 7 of Notice stands passed with the requisite majority.

VIII) Item No. 8 of the Notice (As a Special Resolution):

To approve appointement of Mr. Rajiv Kumar (DIN: 08049696) as an Independent Director of the Bank.

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Abstained/ less voted / invalid
	Number of shares	Percent	Number of shares	Percent	Number of shares
Total votes through Remote e-Voting and E-Voting at the AGM	10,47,37,96,899	99.700	3,15,05,272	0.300	1,30,27,506

Item No. 8 of Notice stands passed with the requisite majority.

IX) Item No. 9 of the Notice (As an Ordinary Resolution):

To approve compensation payable to Mr. Rajiv Kumar (DIN:08049696) as a Part-time Chairman of the Bank.

Manner of voting	Votes in favour of the resolution		Votes against the resolution		Abstained/ less voted / invalid
	Number of shares	Percent	Number of shares	Percent	Number of shares
Total votes through Remote e-Voting and E-Voting at the AGM	10,49,84,88,679	99.935	68,33,408	0.065	1,30,07,590

Item No. 9 of Notice stands passed with the requisite majority.

All the Resolutions mentioned in the Notice of 32nd AGM of the Bank dated June 29, 2026, as per the details above, stands passed under Remote E-voting and voting conducted at the AGM electronically with the requisite majority and hence deemed to be passed as on the date of the AGM.

I hereby confirm that I am maintaining the soft copy of the Registers received from the Service Provider in respect of the votes cast through Remote E-Voting and voting conducted at AGM by way of electronic means by the Members of the Bank. All other relevant records relating to remote e-voting and Electronic voting is under my safe custody and will be handed over to the Company Secretary for safe keeping, after the Chairman signs the Minutes.

Thanking you,

Yours Faithfully

For BN & Associates

B Narasimhan	Place: Mumbai	Date 5th August 2026
(Proprietor)
Regn: 2011MH166700
Membership no FCS 1303 COP no 10440
PR Cert No. 7219/2025
UDIN No. F0013031010630

The following were the witnesses to the unblocking the votes cast through remote e-voting.

1. Mr. Vivek Ramnani	2. Mr. Kapil Rawat

I have received the report:

Signature

Ajay Agarwal	Place: Mumbai

Company Secretary

Group Head – Secretarial & Group Oversight	Date: August 5, 2026